EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(In thousands, except ratios)	2015	2014
	(unaudited)
Earnings:
Net income	$ 172,492	$ 185,867
Add:
Provision for income taxes	95,233	100,799
Fixed charges	227,397	193,546
Less:
Capitalized interest	(30,499)	(31,907)
Earnings as adjusted (A)	$ 464,623	$ 448,305
Fixed charges:
Interest expense	$ 196,436	$ 161,177
Capitalized interest	30,499	31,907
Interest factors of rents (1)	462	462
Fixed charges as adjusted (B)	$ 227,397	$ 193,546
Ratio of earnings to fixed charges ((A) divided by (B))	2.04	2.32

(1)	Estimated to be 1/3 of rent expense.